United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Lulu’s Fashion Lounge Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55003A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55003A108	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons H.I.G. Growth Partners – Lulu’s Intermediate, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,791,895
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,791,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,791,895

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.9%
12	Type of Reporting Person OO

CUSIP No. 55003A108	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons H.I.G. Growth Partners – Lulu’s, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,791,895
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,791,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,791,895

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.9%
12	Type of Reporting Person PN

CUSIP No. 55003A108	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons H.I.G.-GPII, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,791,895
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,791,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,791,895

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.9%
12	Type of Reporting Person CO

CUSIP No. 55003A108	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Anthony Tamer
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,791,895
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,791,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,791,895

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.9%
12	Type of Reporting Person IN

CUSIP No. 55003A108	Schedule 13G	Page 5 of 9

1	Names of Reporting Persons Sami Mnaymneh
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 13,791,895
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,791,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,791,895

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 35.9%
12	Type of Reporting Person IN

CUSIP No. 55003A108	Schedule 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:

Lulu’s Fashion Lounge Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

195 Humboldt Avenue, Chico, California 95928

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

H.I.G. Growth Partners – Lulu’s Intermediate, LLC (“H.I.G. Intermediate”)

H.I.G. Growth Partners – Lulu’s, L.P. (“H.I.G. LP”);

H.I.G.-GPII, Inc. (“H.I.G. GP”);

Anthony Tamer; and

Sami Mnaymneh.

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(c)	Citizenship of each Reporting Person is:

Each of H.I.G. Intermediate, H.I.G. LP and H.I.G. GP are organized under the laws of the State of Delaware. Each of Messrs. Tamer and Mnaymneh are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

55003A108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 55003A108	Schedule 13G	Page 7 of 9

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2021, based upon 38,421,124 shares of Common Stock outstanding as of December 10, 2021 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 16, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
H.I.G. Growth Partners – Lulu’s Intermediate, LLC	13,791,895	35.9%	0	13,791,895	0	13,791,895
H.I.G. Growth Partners – Lulu’s, L.P.	13,791,895	35.9%	0	13,791,895	0	13,791,895
H.I.G.-GPII, Inc.	13,791,895	35.9%	0	13,791,895	0	13,791,895
Anthony Tamer	13,791,895	35.9%	0	13,791,895	0	13,791,895
Sami Mnaymneh	13,791,895	35.9%	0	13,791,895	0	13,791,895

H.I.G. Intermediate is the record holder of the shares of Common Stock reported herein. H.I.G. GP is the general partner of H.I.G. LP, which is the manager of H.I.G. Intermediate. Anthony Tamer and Sami Mnaymneh are the sole shareholders of H.I.G. GP. As a result, each of Messrs. Tamer and Mnaymneh, H.I.G. GP and H.I.G. LP may be deemed to share beneficial ownership of the Common Stock held of record by H.I.G. Intermediate.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 55003A108	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2022

H.I.G. Growth Partners – Lulu’s Intermediate, LLC
By: H.I.G. Growth Partners – Lulu’s, L.P., its manager
By: H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

H.I.G. Growth Partners – Lulu’s, L.P.
By: H.I.G.-GP II, Inc., its general partner

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

H.I.G.-GP II, Inc.

By:	/s/ Richard Siegel
Name: Richard Siegel
Title: Authorized Signatory

Anthony Tamer

/s/ Anthony Tamer

Sami W. Mnaymneh

/s/ Sami W. Mnaymneh

CUSIP No. 55003A108	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.